Writer’s Direct Dial

704.632.7110

June 30, 2005

VIA EDGAR FILING

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Tire Distributors, Inc.
Form 10-K for the Year ended January 1, 2005
Commission File Number: 333-61713

American Tire Distributors Holdings, Inc.
Form S-4 filed May 12, 2005
Form 10-Q for the period ended April 2, 2005
Commission File Number: 333-124878

Dear Mr. Humphrey:

We are in receipt of your letter dated May 27, 2005 directed to Scott A. Deininger, Sr. Vice President of Finance and Administration for American Tire Distributors Holdings, Inc. (the “Company”) regarding the referenced filings. This letter is our response to the questions contained in your May 27, 2005 correspondence.

American Tire Distributors, Inc.

Form 10-K for the year ended December 31, 2004

Nature of Business, page 36

1.     You indicate in your response letter dated May 12, 2004 that you have determined your operating segments are represented by your geographic regions. You have also determined that these operating segments are properly aggregated into one reportable segment. If true, please clarify this fact in your filing and provide the disclosures required by paragraph 26 of SFAS 131. Please also explain why you believe that the segments have similar economic characteristics, why aggregation is consistent with the objectives and basic principles of SFAS 131 and how the segments are similar in each of the areas specified in paragraph 17 of the statement in your disclosures.

*     Confidentiality Treatment Request by American Tire Distributors Holdings, Inc. The information requested by the Staff in Comment 1 is confidential. Accordingly, the Company is responding to that comment separately subject to Rule 83 of the Freedom of Information Act. The response will be provided supplementally to the Staff in hard copy only.

American Tire Distributors Holdings, Inc.

Form S-4 filed May 13, 2005

General

Guarantees, page 4

2.     Please clarify in the filing, if true, that the guarantees are both full and unconditional and joint and several.

RESPONSE: We have revised the disclosure in the Company’s Registration Statement on form S-4 filed on June 30, 2005 (the “Form S-4”) to confirm that the guarantees are both full and unconditional and joint and several.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data, page 16

3.     Please review your Pro Forma net income for accuracy. It appears the column does not properly calculate net income.

RESPONSE: We have revised the disclosure contained in the Summary Historical and Unaudited Pro Forma Fiscal Year 2004 to indicate that it is not intended to calculate net income.

4.     Please revise your presentation to present Other Financial Data in the position of least prominence in accordance with Section 2 of FR 65. Specifically, Balance Sheet Data should be placed above Other Financial Data. Similar revisions should be made throughout your filing.

RESPONSE: We have revised the disclosure contained in the Summary Historical and Unaudited Pro Forma Consolidated Financial Data for Other Financial Data in the Form S-4 by placing that data below Balance Sheet Data.

5.     We note that you have presented Pro Forma Indenture EBITDA and have reconciled this measure to pro forma net income as no pro forma statement of cash flows in presented. As you are unable to reconcile this non-GAAP measure to the most comparable GAAP measure, please remove Pro Forma Indenture EBITDA from your tabular presentation.

RESPONSE: We have revised the Form S-4 to remove Pro Forma Indenture EBITDA from our tabular presentation and the reconciliation of this measure to Pro Forma Net Income.

Use of Proceeds, page 43

6.     It is unclear from your explanation in footnote (1) how the $170.5 million related to the amended and restated credit facility was calculated. It appears that this amount differs from the $155.7 million “drawn at closing” due to the variance in total debt from January 1, 2005 (the “as-of” date of the table) and the closing date. If your understanding is correct, please revise your footnote (1) to include an explanation of this difference including the total difference in debt. If our understanding is not correct, please advise.

RESPONSE: We have revised our Footnote (1) contained in Use of Proceeds in our Form S-4 to include a statement that the balance of the revolving credit facility at the date of closing was $155.7 million due to net payments of $14.8 million that were made from January 1, 2005 through the closing date of March 31, 2005.

7.     Please revise your tabular presentation in footnote (5) to present separately the funding of the Series D senior notes ($28.6 million) and the prepayment penalty ($1 million,) with a cross-reference to footnote (8), as the current presentation does not indicate the reason for the $0.5 million difference in the total amount as presented on page 13.

RESPONSE: We have revised our Footnote (5) contained in the Use of Proceeds in our Form S-4 to show separately the funding of the Series D Senior Notes ($28.6 million) and the prepayment penalty ($0.5 million). The reason for the difference of approximately $0.5 million in prepayment penalty is that the penalty steps down from 3.3% to 1.6% effective May 15, 2005 and the Series D Senior Notes were redeemed effective May 15, 2005.

The Acquisition

The Related Transactions, page 44

8.     Your current discussion of the related transactions is difficult to associate to the table on page 42. Please make the following revisions to the discussion here, on page 13, and in footnote (1) to your notes to the pro forma consolidated balance sheet for clarity:

a.	Please revise your discussion of the $238.0 million equity contribution to Holdings to detail the components of the contribution. Specifically, you should state that the contribution is comprised of $210 million of gross proceeds from the sale of common stock by Holdings, $8 million from management’s equity in Holdings, and $20 million from the issuance by Holdings of 8% cumulative mandatorily redeemable preferred stock.

b.	Please revise your discussion of the Series A, C, and D preferred stock to include, by series, the value and type of consideration given related to the transactions. Specifically, you should state that Series A preferred stock of $5.5 million was redeemed as well as the amount of merger consideration given to the Series C and D holders on a common stock equivalent basis.

RESPONSE: We have revised our table on page 42 as well as the discussions on page 44 and page 13 contained in our Form S-4 as follows:

(a)	We have revised our discussion of the $238 million equity contribution to Holdings to state that it is comprised of $210 million of gross proceeds from the sale of common stock by Holdings, $8 million from management’s equity in Holdings, and $20 million from the issuance by Holdings of 8% cumulative mandatorily redeemable preferred stock and Warrants to acquire up to 21,895 shares of Holdings common stock.

(b)	We have revised our discussion of the Series A, C and D Preferred Stock to include, by series, the value and type of consideration given related to the transactions. Specifically, we state that the Series A Preferred Stock of $5.5 million was redeemed and that the Series C and D Preferred Stock received merger consideration, including accrued dividends, of $81.1 million and $191.9 million, respectively.

(c)	Since we have now updated our Form S-4 to comply with Rule 3-12 of Regulation S-X as requested in Item 15, we have removed the unaudited pro forma consolidated balance sheet as of January 1, 2005 and the related notes thereto, including footnote (1).

Unaudited Pro Forma condensed Consolidated Balance Sheet, page 47

9.     Refer to your footnote (1)(v) on page 48. Supplementally reconcile the information in the table to the information in Note 15 of the historical financial statements on page F-26.

RESPONSE: Below you will find our reconciliation of the information in the table contained in our footnote (1)(v) on page 48 to the information in Note 15 of historical financial statements on page F-26 as requested. Please note, as discussed in Item 8 above, we have removed the unaudited pro forma consolidated balance sheet as of January 1, 2005 and the relates notes thereto.

Aggregate enterprise value		$710.0
Less:
Rollover of existing debt, net of cash	$188.7
Funding of Series D senior notes	29.6
Redemption of Series A preferred stock	5.5
Capital lease obligations	14.8
Exchange of Series B preferred stock	4.0

Subtotal		242.6
Transaction bonuses and change in control payment		7.7

Merger consideration		459.7
Less:
Dividends on Series C & D Preferred Stock		14.9
Transaction expense		9.4
Gross up		6.1

Payments to Common Shareholders		$429.3

10.     Refer to your footnote (2). Supplementally explain to us how you have considered the impact of the change in control resulting from the transactions of your deferred tax assets. We may have further comment on your response.

RESPONSE: As a result of the change in control, Internal Revenue Section 382 places a limitation on the amount of income that can be offset by a pre-acquisition net operating loss carryover. Based on the amount of the annual IRC Section 382 limitation, the Company expects to utilize the net operating loss carry forward in approximately one year and, accordingly, the Company has determined that the related deferred tax assets are realizable. Please note, as discussed in Item 8 above, we have removed the unaudited pro forma consolidated balance sheet as of January 1, 2005 and the related notes thereto.

11.     Refer to your footnote (3). It appears the explanation (i) to your footnote (3) is incorrect. Debt Assumed or Refinanced of $206,798 and Funding of Series D Senior Note Obligations of $29,552 totals $236,350. This amount appears to include the capital lease obligation of $14,787 while your explanation (i) states it is excluded. Please revise your explanation as appropriate. Also, presentation of a narrative explanation and different aggregation for these amounts is confusing in light of your previous tabular disclosure (see footnote (1)). Please revise your presentation here to include the specific components in tabular form similar to the detail present in your footnote (1) for clarity.

RESPONSE: As discussed in Item 8 above, we have removed the unaudited pro forma consolidated balance sheet as of January 1, 2005 and the related notes thereto.

12.     Please define “aggregate enterprise value” and explain and illustrate how it is derived.

RESPONSE: “Aggregate enterprise value” represents the total purchase price agreed upon for the business by the parties as set forth in the Stock Purchase Agreement dated February 14, 2005 and as amended and restated March 7, 2005. We have revised our disclosure on Form S-4 to clarify.

Unaudited Pro Forma condensed Consolidated Statement of Operations

13.     Refer to your footnote (2). Please expand your explanation of the calculation of the $2,339 interest expense related to the capital leases assumed and reduction from the value of the interest rate swap so the calculation is transparent to the reader of the financial statements. This revised explanation should include the amount attributable to each source (capital lease, interest rate swap) and the material terms used in the calculation of each amount.

RESPONSE: We have revised our footnote (2) to provide the detailed amount attributable to each of the interest expense related to the capital leases assumed and the reduction from the value of the interest rate swap, making the calculation transparent to the reader of the financial statements.

Index to Consolidated Financial Statements, page F-1

14.     You indicate that you acquired Big State and Target Tire in fiscal 2004. Rule 3-10(g) of Regulations S-X requires that financial statements for recently acquired subsidiary issuers or subsidiary guarantors be included in the Securities Act registration statement of the parent in certain circumstances. Please supplementally explain why no historical financial statements are required for either of those recently acquired entities. Provide numerical support in your response.

RESPONSE: Rule 3-10(g) of Regulation S-X requires, among other things, separate historical financial statements of recently acquired subsidiaries that would otherwise be omitted if (i) the subsidiary has not been included in the audited consolidated results of the parent company for at least nine months of the most recent fiscal years; and (ii) the net book value or purchase price, whichever is greater, of the subsidiary is 20% or more of the principal amount of the securities being registered. In both Big State and Target Tire, the purchase price was higher than the net book value of the acquired businesses. In both cases the purchase price is less than the 20% of the aggregate principle amount of the securities being registered. The purchase price of Big State was $25.8 million and Target Tire was $33.5 million. The aggregate principle amount of the Securities being registered is $341.5 million. Accordingly, we are not required to provide historical financial information for those acquisitions.

15. Please update your filing to comply with Rule 3-12 of Regulation S-X.

RESPONSE: We have revised and updated our Form S-4 to comply with Rule 3-12 of Regulation S-X.

Exhibit Index

16.     An updated accountant’s consent should be provided with your next amendment.

RESPONSE: We have provided an updated accountant’s consent with our amended Form S-4.

Form 10-Q for the Period Ended April 2, 2005

Note 3, Acquisition, page 9

17.     We note from your Note 3 in your Form 10-Q that warrants to purchase common stock comprise part of the consideration in the transaction given to Investcorp. Please explain to us why this is not reflected in your Form S-4 and revise the document, as necessary.

RESPONSE: We have revised our Form S-4 as needed to properly reflect the warrants (which we inadvertently omitted) that were a part of the consideration in the transaction.

Note 5, Goodwill and Other Intangible Assets, page 11

18.     If you elect to attribute your purchase price allocations to third party appraisals, your registration statement should identify the third party appraiser as an expert and include his consent as an exhibit. Please revise or advise, as appropriate.

RESPONSE: We have revised the language in Note 5, now reported on page F-9 of our Form S-4 to state that the purchase price allocations may change based on the Company’s final valuations. We will revise our disclosure in future filings, however, we respectfully submit to the Staff that such revised disclosure does not require us to submit a Form 10-Q/A for the first quarter of 2005.

* * *

In providing the response contained herein, we acknowledge that

■	the Company is responsible for the adequacy of the disclosure in the filings;

■	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

■	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We appreciate your review of this matter. If you should have any questions regarding our response, please do not hesitate to call me at 704-632-7110 or Scott Deininger at 704-632-7024.

Very truly yours,

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

/s/    J. Michael Gaither

J. Michael Gaither

Executive Vice President and General Counsel

JMG/dbg

cc:	Richard P. Johnson
William E. Berry
Scott A. Deininger
Donald Hardie
Sean Griffiths